UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G
                         (Rule 13d-102)

    Information Statement Pursuant to Rules 13d-1 and 13d-2
           Under the Securities Exchange Act of 1934
                       (Amendment No. 6)*


                       UGLY DUCKLING CORP
                        (Name of Issuer)


                 Common Stock, $0.001 Par Value
                 (Title of Class of Securities)




                           903512101
                         (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 903512101


1.
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Harris Associates Investment Trust, 36-4032559 series designated The Oakmark Small Cap Fund


2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)


3.
SEC USE ONLY




4.
CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware



NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

5.
SOLE VOTING POWER
None



6.
SHARED VOTING POWER
370,000



7.
SOLE DISPOSITIVE POWER
None



8.
SHARED DISPOSITIVE POWER
370,000



9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
370,000


10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.99%


12.
TYPE OF REPORTING PERSON*
IV


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)Name of Issuer:
                    Ugly Duckling Corp

   1(b)  Address of Issuer's Principal Executive Offices:
                    2525 E. Camelback, #1150
                    Phoenix, AR 85016

Item 2(a)           Name of Person Filing:
                    Harris Associates Investment Trust,
                    series designated The Oakmark Small Cap Fund

   2(b)  Address of Principal Business Office or, if none,
         Residence:
                    Two North LaSalle Street, Suite 500
                    Chicago, IL 60602-3790

   2(c)  Citizenship:
                    The filing person is a Massachusetts business trust

   2(d)  Title of Class of Securities:
                    Common Stock, $0.001 Par Value (the "Shares")

   2(e)  CUSIP Number:
                    903512101

Item 3 If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b):
                    Not applicable.

Item 4   Ownership (at January 31, 2001):

   4(a) By reason of advisory and other relationships with the person who owns the Shares, Harris may be deemed to be the beneficial owner of the following shares:
                    370,000 shares

   4(b)  Percent of Class:
                    2.99%

   4(c)  Number of shares as to which such person has:

         (i)    sole power to vote or to direct the vote:
                    None

         (ii)   shared power to vote or to direct the vote:
                    370,000

         (iii)  sole power to dispose or to direct the
                disposition of:
                    None

         (iv)   shared power to dispose or to direct the
                disposition of:
                    370,000

Item 5   Ownership of Five Percent or Less of a Class:
         As of January 31, 2001, Harris Associates
         Investment Trust, series designated The Oakmark
         Small Cap Fund, ceased to be a beneficial owner
         Of more than 5% of any class of shares.

         Item 6   Ownership of More than Five Percent on Behalf of Another
         Person:
                             Not Applicable.

         Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                    Not Applicable.

         Item 8   Identification and Classification of Members of the
         Group:
                                        Not Applicable.

         Item 9   Notice of Dissolution of Group:
                                        Not Applicable.

         Item 10  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                           SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   February 6, 2001



                      Harris Associates Investment Trust,
                      series designated The Oakmark
                      Small Cap Fund





                      By:/s/Anita M. Nagler
                      Anita M. Nagler
                      Secretary

                      HARRIS ASSOCIATES L.P.
               Two North LaSalle Street, Suite 500
                   Chicago, Illinois 60602-3790




                              February 6, 2001



Via EDGAR System

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Attn:  Filing Desk, Stop 1-4

   Re:   Amendment No. 6 to Schedule 13G
         for Ugly Duckling Corp



Dear Sir or Madam:

   On behalf of Harris Associates Investment Trust, series designated The Oakmark Small Cap Fund and pursuant to Regulation 13D-G of the Regulations adopted under the Securities Exchange Act of 1934, attached hereto for filing is one copy of Amendment No. 6 to Schedule 13G for Ugly Duckling Corp.

   A copy of this Amendment has been forwarded to the principal executive offices of Ugly Duckling Corp.

                              Very truly yours,

                             /s/ SUSAN L. KEHOE

                             Susan L. Kehoe
                             Legal Assistant



Attachment